UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of SEPTEMBER, 2018

Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)

#1130-609 Granville Street
Vancouver, British Columbia, Canada V7Y 1G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

INCORPORATION BY REFERENCE

Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 to this Form 6-K of Endeavour Silver Corp. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-223560) of the Company, as amended or supplemented.

SUBMITTED HEREWITH

Exhibits

99.1	Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project Jalisco State Mexico

99.2	Consent of Qualified Person - David Burga, P.Geo.

99.3	Consent of Qualified Person - Eugenio Iasillo

99.4	Consent of Qualified Person - Ben Peacock, P.Eng.

99.5	Consent of Qualified Person - Humberto F. Preciado, Ph.D, P.E.

99.6	Consent of Qualified Person - Eugene Puritch, P.Eng., FEC, CET

99.7	Consent of Qualified Person - Peter J. Smith

99.8	Consent of Qualified Person - Yungang Wu, P.Geo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: September 18, 2018	By:	/s/ Bradford Cooke

Bradford Cooke
	Title:	CEO